

July 22, 2014

Via E-mail
Mr. Floyd F. Chadee
Senior Vice President and Chief Financial Officer
StanCorp Financial Group, Inc.
1100 SW Sixth Avenue
Portland, OR 97204

Re: StanCorp Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-14925

Dear Mr. Chadee:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Year Ended December 31, 2013 Compared to Year ended December 31, 2012
Benefits to Policyholders (including interest credited), page 34

1. Please provide us a detailed analysis supporting the amount and underlying cause of the "favorable claims experience in the Employee Benefits segment" so we may better understand the decrease in benefits to policyholders (including interest credited).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant